Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 13, 2009

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, DC  20549
Attention:  Pamela A. Long

Re:	GSME Acquisition Partners I
Registration Statement on Form F-1
Filed October 16, 2009
File No. 333-162547

Dear Ms. Long:

On behalf of GSME Acquisition Partners I (the “Company”), we respond as follows to the Staff’s comment letter, dated October 16, 2009, relating to the above-captioned Registration Statement.  Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement.  We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Craig Slivka of your office.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Cover Page

1.
We note that if you have executed a letter of intent, memorandum of understanding or definitive agreement for a business combination prior to twelve months from the consummation of this offering, you will have an additional six months to consummate a business combination. Please tell us supplementally whether you will have to seek shareholder approval to extend the period of time to consummate a business combination.

We supplementally advise the Staff that pursuant to Cayman Islands law, the Company will not have to seek shareholder approval to extend the period of time to consummate a business combination from twelve months to eighteen months.  The provisions in the Company’s Amended and Restated Memorandum and Articles of Association are self-executing and therefore, upon the execution of a letter of intent, memorandum of understanding or definitive agreement for a business combination prior to twelve months from the consummation of the offering, the Company will automatically have an additional six months to consummate such business combination.

Securities and Exchange Commission
November 13, 2009

2.	Supplementally, please clarify whether you are registering the offering of the shares underlying the warrants.

We supplementally advise the Staff that the Company is registering the issuance of the shares underlying the warrants.  However, at the time that the warrants become exercisable, the Company will need to either update the Registration Statement to provide current information or file a new registration statement to cover the issuance of the shares underlying the warrants.

Prospectus Summary, page 1

3.
We note your response to prior comment 3. Please disclose that the depletion of the trust account funds resulting from the attempt to ensure a positive vote in favor of a business combination, could impact your ability to effect a business combination.

We have revised the disclosure on page 9 of the Registration Statement as requested.

Memorandum and Articles of Incorporation..., page 7

4.
We note your response to prior comment 8. Please revise to indicate whether the provisions of your governing instruments that you have the ability under governing corporate law to change include those related to your proposed offering, structure and business plan.

We have revised the disclosure on page 7 of the Registration Statement as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Eli D. Scher